Exhibit 99.1

ICON Reports First Quarter 2011 Revenue up 5% to $229 Million and EPS of 21c

Highlights – First Quarter Fiscal 2011

* Net revenue of $229 million, a 5% increase year on year, 6% at constant currency.

* Income from operations was $16m, before restructuring charges.

* Operating margin before the restructuring charges was 7% and EPS on the same basis was 21 cents.

* A restructuring charge of $5 million was taken in the quarter.

* Gross business wins were $329 million representing a gross book to bill of 1.43, net business wins were $257 million representing a net book to bill of 1.12.

DUBLIN--(BUSINESS WIRE)--April 21, 2011--ICON (NASDAQ: ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2011.

Net revenue for the quarter was $229 million, an increase of 4.6% on the prior year, a constant currency increase year on year of 5.5%.

Before restructuring charges, income from operations was $16 million or 7% of revenue, compared to $26.8 million or 12.2% for the same quarter last year. Excluding restructuring charges, net income was $12.8 million or 21 cents per share on a diluted basis, compared with $22.2 million or 37 cents per share last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 49 days at March 31, 2011, compared to 37 days at December 31, 2010.

For the quarter ended March 31, 2011, cash used in operating activities was $5.3 million and capital expenditure was $6 million. In addition ICON paid an initial cash consideration of $27.7m for the acquisition of Oxford Outcomes. As a result, the company’s net cash amounted to $232 million at March 31, 2011, compared to net cash of $256 million at December 31, 2010.

“2011 has started in line with expectations.” commented CEO Peter Gray. “With strong gross bookings of $329m, a strengthening pipeline of new opportunities and the Central Lab progressing as planned, we believe we are on track for a return to growth in the second half.”

During the quarter the company undertook a number of cost reduction steps which led to restructuring costs of $5 million. US GAAP income from operations after these items amounted to $11 million or 4.8% of revenue. US GAAP net income for the quarter is $8.3 million or 14 cents per share.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

The company will hold its first quarter conference call today, April 21, 2011 at 9:00 EST [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://www.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 77 locations in 39 countries and has approximately 7,700 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

ICON plc

Consolidated Income Statements (Unaudited) (Before Restructuring Charges)

Three Months ended March 31, 2011 and March 31, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2011	2010

Gross Revenue	305,547	309,551

Reimbursable expenses	76,250	90,439

Net Revenue	229,297	219,112

Costs and expenses
Direct costs	144,470	131,318
Selling, general and administrative	59,883	52,294
Depreciation and amortization	8,973	8,722

Total costs and expenses	213,326	192,334

Income from operations	15,971	26,778

Net interest income/(expense)	66	(192)

Income before provision for income taxes	16,037	26,586

Provision for income taxes	3,231	4,387
Net income	12,806	22,199

Net income per ordinary share
Basic	$0.21	$0.38

Diluted	$0.21	$0.37

Weighted average number of ordinary shares
Basic	60,283,078	59,122,650

Diluted	60,982,948	60,313,774

ICON plc

Consolidated Income Statements (Unaudited) (US GAAP)

Three Months ended March 31, 2011 and March 31, 2010
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2011	2010

Gross Revenue	305,547	309,551

Reimbursable expenses	76,250	90,439

Net Revenue	229,297	219,112

Costs and expenses
Direct costs	144,470	131,318
Selling, general and administrative	59,883	52,294
Depreciation and amortization	8,973	8,722
Restructuring charges	5,002	-
Total costs and expenses	218,328	192,334

Income from operations	10,969	26,778

Net interest income/(expense)	66	(192)

Income before provision for income taxes	11,035	26,586

Provision for income taxes	2,687	4,387
Net income	8,348	22,199

Net income per ordinary share
Basic	$0.14	$0.38

Diluted	$0.14	$0.37

Weighted average number of ordinary shares
Basic	60,283,078	59,122,650

Diluted	60,982,948	60,313,774

ICON plc

Summary Balance Sheet Data

March 31, 2011 and December 31, 2010
(Dollars, in thousands)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)
Cash and short-term investments	231,813	255,706

Accounts receivable	188,097	164,907
Unbilled revenue	121,998	101,431
Payments on account	(143,024)	(134,240)
Total	167,071	132,098

Working Capital	304,053	329,350

Total Assets	1,013,685	949,538

Shareholder's Equity	693,119	669,999

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	Brendan Brennan Snr VP Corp Fin + 353 1 291 2000
	Sam Farthing VP IR +353 1 291 2000 All at ICON.

	http://www.iconplc.com

CONTACT:
ICON
Investor Relations
1-888-381-7923
or
Ciaran Murray
Chief Financial Officer
+ 353–1-291-2000
or
Brendan Brennan
Snr VP Corp Fin
+ 353–1-291-2000
or
Sam Farthing
VP Investor Relations
+ 353–1-291-2000